Exhibit 99.1

NICE Actimize Positioned as Overall Leader in the 2023 Quadrant Knowledge
Communications Surveillance Report

For the second consecutive year, NICE Actimize achieved the highest scores across the Technology
Excellence and Customer Impact metrics in the 2023 SPARK Matrix™ ranking

Hoboken, NJ, January 23, 2024 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall global Leader in its report titled “SPARK Matrix™: Communication Surveillance, Q4, 2023.” The Quadrant Knowledge Solutions research report, which provided competitive analysis and a ranking of 11 global communication surveillance vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize highest across Technology Excellence and Customer Impact performance metrics for the second consecutive year.

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NICE Actimize’s SURVEIL-X Communication Surveillance monitors electronic communications including emails with attachments, mobile messaging, and both voice and video conversations simultaneously, which allows organizations to reconstruct the conversation history and understand the true intent behind employee actions.

The Quadrant Knowledge report, in positioning NICE Actimize and its SURVEIL-X Communication Surveillance solution, stated, “The solution utilizes scenario and AI-based analytics to monitor all forms of communication used by the employee. The solution offers complete surveillance coverage and patented correlation capabilities, enabling organizations to link and analyze related interactions across multiple channels easily. The solution monitors electronic communications, both voice and video conversations simultaneously, which allows organizations to reconstruct the conversation history and understand the true objective behind employee actions.”

The report continued, “The SURVEIL-X Communication Surveillance solution leverages robust, multi-dimensional analytics and AI-based machine learning models that provide organizations the ability for language detection, automated speech recognition, anomaly detection, and natural language processing (NLP) for deep text analysis. The solution utilizes a robust rules engine with ML transformer-based architectures.”

“NICE Actimize’s customers recognize the SURVEIL-X platform for its ease of deployment, integration, and interoperability, overall technology experience and customer value proposition, and its customization capabilities to meet their business-specific needs,” explained Vishal Jagasia, Senior Analyst, Quadrant Knowledge Solutions. “The company is also highly known for its communication surveillance solution that is integrated with its holistic trade surveillance offering backed up by advanced market visualization, advanced analytics, and out-of-the-box coverage capabilities.”

“NICE Actimize develops solutions that help financial institutions remain compliant while reducing the risk of regulatory fines. By offering a single end-to-end surveillance solution that covers all communication modalities and provides instant access to billions of records with rapid search and automated event reconstruction, SURVEIL-X communication surveillance dramatically reduces the cost of compliance, improves overall efficiency, and increases the accuracy of compliance teams,” explains Chris Wooten, Executive Vice President, NICE.

NICE Actimize’s roadmap for SURVEIL-X Communication Surveillance includes enhancing the precision of AI-powered text analysis and transcription for all audio and video communications and expanding its language coverage. In addition, it continues to use the communication activity from employees to enhance conduct surveillance as part of the SURVEIL-X capabilities.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.